

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2022

Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

  Re: Clearmind Medicine Inc.
    Draft Registration Statement on Form F-1
    Submitted December 27, 2021
    CIK No. 0001892500

Dear Dr. Zuloff-Shani:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1, Submitted December 27, 2021

Prospectus Summary
Company Overview, page 1

1. We note your statement that you are approaching Phase 1 clinical trials. Please revise your Summary to briefly state the current stage of development of MEAI, such as the types of studies conducted thus far and, if you expect to submit an IND, when.

2. Please revise to briefly describe your other 15 therapeutic programs that also "target verticals with significant potential market opportunities."

3. On page 1 you state that the amount spent on alcohol use disorders was estimated at $225 billion in the United States in 2019, and on page 79 you state that "[b]etween 2009 and

2019, spending on mental health care in the United States increased by more than 50%, reaching $225 billion." Please clarify whether both statements are referring to the same statistic, and if so please revise to reconcile. Please also briefly state the cost components of the $225 billion figure.

4. Please revise here and in the Business section to briefly describe the steps that you have taken to date to commence your business and any obstacles involved before you can commence the planned operations. Please include any contingencies such as raising additional funds and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

5. Please clarify the mechanisms of MEAI (5-methoxy-2-aminoindane) and disclose whether this molecule is synthetic or natural. Please also revise to disclose here and in the Business section, if true, that you have yet to manufacture any MEAI (5-methoxy-2-aminoindane) or psychedelics-based products, have not yet sold any products and have yet to generate any revenue.

Corporate Information, page 2

6. Please revise here to state that you underwent a change of business in September 2020 and May 2021.

Risk Factors
Our current product candidates and future therapeutic candidates may be subject to controlled substance laws and regulations..., page 19

7. We note that your current product candidates and future product candidates may potentially be regulated by the DEA as "Controlled Substances" or scheduled substances, under the CSA. Please revise to clearly disclose the controlled substances or scheduled substances status of your product candidates, including MEAI (5-methoxy-2-aminoindane). If you are not able to state the current controlled substances or scheduled substances status of your product candidates, please disclose the facts and circumstances that prevent their determination. Additionally, to the extent that regulatory bodies within the United States, British Columbia, and/or Israel have made any determinations on the status of MEAI (5-methoxy-2-aminoindane) as a controlled substances or scheduled substances, please disclose that here and in the Business section.

8. Please revise to present a separate risk factor discussing hallucinogenic or psychedelic substances generally, including a discussion that your product candidates, including MEAI (5-methoxy-2-aminoindane) could be determined to be a Schedule I controlled substance, that you would be dependent on the FDA rescheduling the drug, the consequences if the FDA does not reschedule the drug, and the possibility that you may be subject to quotas.

Use of Proceeds, page 68

9.   Please revise to disclose an estimate of how far in your development of your MEAI compounds the proceeds from this offering will allow you to reach, including specific phases of preclinical and clinical trials.

Critical Accounting Policies, page 75

10.   Your disclosure refers to Note 2 to your financial statements for significant accounting policies and estimates. Please revise to provide the disclosure required by Item 303(b)(3) of Regulation S-K relating to accounting estimates that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. It is not anticipated that all of your accounting policies would fall under critical accounting policies.

Results of Operations
Year Ended October 31, 2021 Compared to Year Ended October 31, 2020
Research and development expenses, page 75

11.   Please tell us whether you track your research and development costs by program area. If so, provide disaggregate disclosure of your research and development expenses by program for each period presented. If not, state the fact that you do not track such costs by program area and disclose other quantitative and qualitative disclosure that provides transparency as to the types of costs incurred.

Business
Overview, page 79

12.   We note that you are approaching phase 1 clinical trials. Please disclose your plans if the FDA or other applicable regulatory bodies do not approve your IND protocol.

13.   We refer to your disclosure on page 80 that in pre-clinical studies MEAI has show a "high safety profile and promising efficacy." Please note that determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies; therefore, please revise your prospectus to remove all references and/or implications of safety and efficacy.

Strategic Focus, page 80

14.   We note your statement on page 80: "Pre-clinical in-vivo results demonstrate longtail tapering off of activity via oral administration. This may explain the anecdotal reports on the self-limiting property of MEAI…." Please revise to explain the anecdotal reports you are referring to, including the limitations thereof, or remove this statement.

15.   Please revise to clarify the meaning of the following statement on page 81: "An increasing validation of preclinical clinical and regulatory studies of new psychedelics pharmacological classes have been approved by the FDA."

Markets Overview and Opportunity, page 81

16.   Please revise the graphic on page 83 to clarify what the $2.05 per drink and $807 per person represent. For example, is the $807 figure shown the economic cost per person with alcohol use disorders per year?

17.   Please revise to provide more detail concerning the studies you and others have conducted thus far with respect to MEAI, such as the location of the studies, types of studies, and results.

Intellectual Property, page 87

18.   Please revise your patent discussion to provide the patent expiration dates or expected patent expiration dates.

19.   We note your statement on page 87 that you have entered into three different research agreements with scientists from the Hebrew University of Jerusalem, and elsewhere you indicate that you may have entered other similar agreements, such as with Bar Ilan University. Additionally, on page 45 you state that you are currently party to "license and collaboration agreements with a number of universities and pharmaceutical companies." Please revise to disclose each license and collaboration agreement. In your revised disclosure, disclose to the extent applicable: (i) the nature and scope of intellectual property transferred, (ii) each parties' rights and obligations, (iii) the duration of the agreement and any royalty term, (iv) the termination provisions, (v) up-front or execution payments received or paid, (vi) aggregate amounts paid or received to date under agreement, (vii) aggregate future potential milestone payments to be paid or received and (viii) royalty rates or a royalty range. Please also file the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise. Given your statement on page 87 that your portfolio consists of four utility patent families that are assigned to you, please also provide the above information for any of your material license agreements and file such agreements as exhibits.

Government Regulation, page 88

20.   Please revise to describe the government regulation of your business in Israel, including a discussion of the controlled substance laws and regulations applicable to MEAI (5-methoxy-2-aminoindane).

Executive Compensation, page 104

21.   Please revise to provide the information required by Item 6B of Form 20-F. Please also disclose the share ownership as required by Item 6.E of Form 20-F.

Principal Shareholders, page 113

22.   Please revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by More Provident Fund on page 113.

Description of Share Capital, page 117

23.   Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuance including stock compensation. Please discuss with the staff how to submit your response.

24.   Please revise to provide the information required by Item 10.A.6 and 10.B.6 of Form 20-F as required by Item 4.a of Form F-1.

Shares Eligible for Future Sale, page 130

25.   We note your statement on page 130: "Certain of our existing shareholders, including entities affiliated with certain of our directors and beneficial owners of greater than 5% of our share capital, have indicated an interest in purchasing up to an aggregate of $27 million of Common Shares in this offering at the initial public offering price per share." Please revise to identify the shareholders that have indicated an interest in purchasing your shares. To the extent these indications of interest could result in a shareholder acquiring more than 5% of your shares, or a current 5% shareholder increasing further above 5% ownership, please also revise the Principal Shareholders section to reflect such.

Underwriting, page 141

26.   We note your cover page states: "For a discussion of the factors considered in determining the initial public offering price of the Common Shares, see "Underwriting." However, no such discussion appears in the Underwriting section. Please revise to provide this information.

General

27.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

28.   We note that you appear to be listed on the Frankfurt Stock Exchange. If so, please disclose this in the appropriate section. See Item 9.C of Form 20-F, as required by Item 4.a of Form F-1.

      You may contact Christie Wong at 202-551-3684 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.